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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )

                           NATIONAL ENERGY GROUP, INC.
                   ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)

                                    635812100
                   ------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   PAGE 1 OF 8


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CUSIP NO. 635812100                    13G                    PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         (A)    KAYNE ANDERSON CAPITAL ADVISORS, L.P.            - 95-4486379
         (B)    RICHARD A. KAYNE                                 - ###-##-####
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION
         (A)      IS A CALIFORNIA LIMITED PARTNERSHIP
         (B)      IS A U.S. CITIZEN
--------------------------------------------------------------------------------
                         5       SOLE VOTING POWER
                                 (A) 0
NUMBER OF                        (B) 0
SHARES                   -------------------------------------------------------
BENEFICIALLY             6       SHARED VOTING POWER
OWNED BY                         (A) 3,775,736
EACH REPORTING                   (B) 3,775,736
PERSON WITH              -------------------------------------------------------
                         7       SOLE DISPOSITIVE POWER
                                 (A) 0
                                 (B) 0
                         -------------------------------------------------------
                         8       SHARED DISPOSITIVE POWER
                                 (A) 3,775,736
                                 (B) 3,775,736
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         (A) 3,775,736
         (B) 3,775,736
 .............................................................................
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                      [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         (A) 8.52%
         (B) 8.52%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         (A) IA
         (B) IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  United States
                       Securities and Exchange Commission

                                  Schedule 13G

*********************


Item 1.    (a) Issuer:              National Energy Group, Inc.
           (b) Address:             4925 Greenville Avenue, Suite 1400
                                    Dallas, Texas 75206

Item 2.    (a) Filing Persons:      Kayne Anderson                           Richard A. Kayne
                                    Capital Advisors, L.P.

           (b) Addresses:           1800 Avenue of the Stars,                1800 Avenue of the Stars,
                                    Second Floor                             Second Floor
                                    Los Angeles, CA  90067                   Los Angeles, CA 90067

           (c) Citizenship:         Kayne Anderson Capital Advisors, L.P.
                                    is a California limited partnership
                                    Richard A. Kayne is a U.S. Citizen

           (d) Title of Class
               of Services:            Common Stock

           (e) Cusip Number:           635812100


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

       (e) Kayne Anderson Capital Advisors, L.P., is an investment adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4. Ownership

       (a)  Amount Beneficially Owned:

       Kayne Anderson Capital Advisors, L.P.

       o Managed Investment Limited Partnerships                3,730,236

       o Other Managed Accounts                                    45,500
                                                                ---------
                                               Total            3,775,736*


       (b)  Percent of Class:                                        8.52%

* 245,000 shares may be acquired within 60 days upon exercise of warrants and 3,530,736 shares may be acquired within 60 days upon conversion of preferred stock.


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                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G


                      National Energy Group, Inc. (Issuer)

                           **************************

Item 5. Ownership of Five Percent or Less of a Class If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8. Identification and Classification of Members of the Group Not applicable

Item 9.     Notice of Dissolution of Group
            Not applicable

Item 10.    Certification
            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G

                      National Energy Group, Inc. (Issuer)

                           **************************


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



               August 10, 2000
-----------------------------------------------
                     Date



              /s/ RICHARD A. KAYNE
------------------------------------------------
                  Richard A. Kayne



KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By:  /s/ DAVID J. SHLADOVSKY
         ---------------------------------------
         David J. Shladovsky, Secretary



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               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)
               ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



               August 10, 2000
-----------------------------------------------
                     Date



              /s/ RICHARD A. KAYNE
------------------------------------------------
                  Richard A. Kayne



KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By:  /s/ DAVID J. SHLADOVSKY
          ---------------------------------------
          David J. Shladovsky, Secretary



                                   PAGE 6 OF 8

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                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13G
                                  (cover page)
                      National Energy Group, Inc. (Issuer)

                           **************************


Box 9.    The reported shares are owned by six investment accounts
          (including four investment limited partnerships, one insurance company and an offshore corporation) managed, with discretion to purchase or sell securities, by Kayne Anderson Capital Advisors, L.P., a registered investment adviser.

          Kayne Anderson Capital Advisors, L.P. is the sole or managing general partner of the limited partnerships. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the sole general partner of Kayne Anderson Capital Advisors, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships. Kayne Anderson Capital Advisors, L.P. disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partnership interests in the limited partnerships and by virtue of his indirect interest in the interest of Kayne Anderson Capital Advisors, L.P. in the limited partnerships.



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                                   UNDERTAKING


The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and National Energy Group, Inc.



Date: August 10, 2000



              /s/ RICHARD A. KAYNE
------------------------------------------------
                  Richard A. Kayne



KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By:  /s/ DAVID J. SHLADOVSKY
          ---------------------------------------
          David J. Shladovsky, Secretary



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